SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Lattice Power places one of the largest single orders from China so far received by AIXTRON

Aachen/Germany, February 17, 2010 - AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) today announced a multiple system order for several CRIUS (31x2 inch configuration) and AIX 2800G4HT MOCVD production systems (42x2 inch configuration) from Lattice Power, an existing customer in Nanchang, Jiangxi Province, China. This is one of the largest single orders from China AIXTRON had received. Lattice Power placed its order in the fourth quarter of 2009 for the growth of high-power InGaN on silicon LEDs. The local AIXTRON support team will commission the new reactors at the company's purpose-built facility in Nanchang between the first and the fourth quarter of 2010. The order was received on the occasion of the Official Chinese Ceremony at the Hotel Adlon, Berlin, Germany on October 12, 2009 where various import / export contracts between the Chinese government and the Federal Republic of Germany were signed in the presence of the Chinese Vice President, Xi Jinping and the former German Federal Minister of Economics, Karl-Theodor zu Guttenberg. Mr. Sonny Wu, Chairman and CEO, Lattice Power, says, 'During discussions it quickly became clear that AIXTRON was the company that could deliver this large quantity of high performance production tools to our tight schedule. In this challenging commercial environment working with a professional partner such as AIXTRON is a prerequisite for success.' 'AIXTRON's delivery and support commitment secured our fast expansion plan for LCD backlighting and general lighting business', adds Dr. Bo Lu, Executive Vice President of Lattice Power. AIXTRON Chief Operating Officer, Dr. Bernd Schulte, comments, 'We're committed to provide full support for Lattice Power growth and expansion. We believe they're one of the best LED contenders with strong and outstanding technology on GaN-on-Silicon.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

The term CRIUS(R) is a registered trademark.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:

Investor Relations and Corporate Communications
AIXTRON AG
Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444
Fax: +49 241 8909 445
invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	February 17, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO